

August 15, 2013

Via E-mail
Roy Wolvin
Chief Financial Officer
Nymox Pharmaceutical Corporation
9900 Cavendish Blvd., Suite 306
St Laurent, Quebec, Canada, H4M 2V2

> **Re:** **Nymox Pharmaceutical Corporation**
> **Form 20-F for the Fiscal year Ended December 31, 2012**
> **Filed March 15, 2013**
> **File No. 001-12033**

Dear Mr. Wolvin:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director